

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2020

Edwin J. Rigaud
Chief Executive Officer
Legacy Acquisition Corp.
1308 Race Street, Suite 200
Cincinnati, Ohio 45202

Re: Legacy Acquisition Corp.
     Definitive Information Statement on Schedule 14C
     Filed October 30, 2020
     File No. 001-38296

Dear Mr. Rigaud:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Trade & Services

cc: Penny J. Minna